UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
Commission File Number: 000-51957
NOTIFICATION OF LATE FILING
(Check One):   ☐   Form 10-K   ☐  Form 20-F    ☐  Form 11-K    ☑  Form 10-Q     ☐   Form 10-D    ☐  Form N-SAR    ☐  Form N-CSR
          For Period Ended: September 30, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full name of registrant	FGBC Bancshares, Inc.

Former name if applicable:

Address of principal executive office (Street and number)
101 Main Street

City, state and zip code	Franklin, GA 30217

PART II — RULE 12b-25 (b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)
     FGBC Bancshares, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 (the “Form 10-Q”) by the prescribed due date because the review process with respect to the Company’s financial statements had not been finalized. The Company anticipates that it will file its Form 10-Q on or before the 5th calendar day following the prescribed due date.
PART IV — OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification:

Teresa Martin	(678)	839-6700

(Name)	(Area Code)	(Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes ☐ No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes ☐ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     Since September 30, 2008 the Company has experienced significant deterioration in the quality of its loan portfolio primarily as a result of weakening real estate markets and overall economic conditions in the geographic areas where the Company conducts its business. The Company expects to report a significant loss for the third quarter of 2009 primarily a result of the following factors:
•	The Company charged off approximately $7.4 million in loans during the third quarter. To restore its allowance for loan losses to an appropriate level, the Company anticipates a provision for loan losses in the quarter equal to approximately $11.8 million.

•	Based on presently available information, the Company does not anticipate that it will generate sufficient taxable income over the foreseeable future to utilize the full amount of its deferred tax asset. Therefore, the Company will recognize an impairment charge during the third quarter in the form of a deferred tax valuation allowance of approximately $2.4 million.
     The Company anticipates that these factors will contribute to a net loss for the third quarter of 2009 of approximately $10.3 million. This compares to a net loss of $927,617 for the third quarter of 2008. The third quarter 2009 figures stated above are estimates and may change during the ongoing review process of the Company’s financial results.

FGBC Bancshares, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 16, 2009		FGBC BANCSHARES, INC.

		By:	/s/ Teresa Martin

Teresa Martin, CFO
     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

3